Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Dominion Diamond Corporation (“Dominion Diamond”)
PO Box 4569, Station A
Toronto, Ontario
M5W 4T9

2.	Date of Material Change

April 10, 2013.

3.	News Release

A news release with respect to the material change referred to in this report was issued by Dominion Diamond on April 10, 2013 through the facilities of Canada Newswire and has been filed on the System for Electronic Document Analysis and Retrieval and is attached as Schedule “A”.

4.	Summary of Material Change

On April 10, 2013, Dominion Diamond completed the acquisition of the interests of BHP Billiton Canada Inc. (“BHP Billiton”) and its various affiliates in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada and Antwerp, Belgium. The aggregate purchase price was US$500 million plus purchase price adjustments of approximately US$53 million for a total amount paid of US$553 million. Dominion Diamond also provided letters of credit to the Government of Canada totalling approximately Cdn$127 million, in support of reclamation obligations for the Ekati Diamond Mine. The purchase price and the letters of credit were satisfied from or secured by cash on hand.

5.	Full Description of Material Change

On November 13, 2012, Dominion Diamond (formerly Harry Winston Diamond Corporation) and its wholly-owned subsidiary, Dominion Diamond Holdings Ltd. (formerly Harry Winston Diamond Mines Ltd.) (“DDHL”), entered into share purchase agreements with BHP Billiton and its affiliates to purchase the interests of BHP Billiton in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada and Antwerp, Belgium.

The Ekati Diamond Mine is located approximately 310 kilometres northeast of Yellowknife in the Northwest Territories of Canada, and includes both open-pit and underground operations. The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement between BHP Billiton and the other arm’s length parties (the “Other Joint Venture Parties”). BHP Billiton held an aggregate 80% interest in the Core Zone and an aggregate 58.8% interest in the Buffer Zone, with the remaining interests held by the Other Joint Venture Parties.

Pursuant to two share purchase agreements (the “Core Zone SPA” and the “Buffer Zone SPA”, respectively), DDHL agreed to purchase BHP Billiton’s interests in each of the Core and Buffer Zones, as well as all shares of BHP Billiton Diamonds (Belgium) N.V.) (“BBDNV”). BBDNV is a Belgium company with offices in Antwerp which markets the diamonds produced from the Ekati Mine.

Core Zone Purchase

Pursuant to the Core Zone SPA, BHP Billiton completed an internal reorganization under which BHP Billiton’s participating interests in the Core Zone joint venture and in the Core Zone property were consolidated into BHP Canadian Diamond Company (“BCDC”), and BCDC became the operator of the Core Zone joint venture. DDHL then purchased all of the issued and outstanding shares of BCDC, together with all of the issued and outstanding shares of BBDNV, for an aggregate purchase price of US$400 million, plus adjustments of approximately $50 million. On the closing date, BCDC changed its name to Dominion Diamond Ekati Corporation, and BBDNV changed its name to Dominion Diamond Marketing N.V.

Buffer Zone Purchase

Pursuant to the Buffer Zone SPA, BHP Billiton completed an internal reorganization under which BHP Billiton’s participating interests in the Buffer Zone joint venture and in the Buffer Zone property were transferred to 3265600 Nova Scotia Company (“Newco”), and Newco became the operator of the Buffer Zone joint venture. DDHL then purchased all of the issued and outstanding shares of Newco for an aggregate purchase price of US$100 million, plus adjustments of approximately $50 million. On the closing date, Newco changed its name to Dominion Diamond Resources Corporation.

The descriptions of the Core Zone SPA and the Buffer Zone SPA provided above do not purport to be complete and are qualified in their entirety by reference to such agreements, which have been filed separately by Dominion Diamond with the Canadian securities commissions (available at www.sedar.com).

Purchase Price and Financing

The purchase price was US$500 million plus purchase price adjustments of US$53 million for a total amount paid of US$553 million. The purchase price adjustments include US$13.4 million interest on the purchase since July 1, 2012, and the remaining sum comprises taxes, capital expenditures and other items funded by BHP Billiton since July 1, 2012. On the date of closing, the Ekati Diamond Mine had cash on hand of approximately US$65 million and two sales cycles (10 weeks) of diamond inventory either in the process of being sorted and valued or available for sale. This inventory will be valued against Dominion Diamond’s rough diamond sales assortments immediately following the acquisition.

Dominion Diamond also provided letters of credit to the Government of Canada totalling approximately Cdn$127 million, in support of reclamation obligations for the Core Zone. The purchase price and the letters of credit were satisfied from or secured by cash on hand.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

For further information please contact Wendy Kei, Chief Financial Officer, Mining, at 416-362-2237 ext. 7553 or by fax to 416-362-2230.

9.	Date of Report

April 16, 2013.

SCHEDULE “A”

DOMINION DIAMOND CORPORATION
PRESS RELEASE ISSUED APRIL 10, 2013

Dominion Diamond Corporation Completes Acquisition of the Ekati Diamond Mine

YELLOWKNIFE, NWT, CANADA (April 10, 2013) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) announced today that it has completed the previously announced acquisition of the interests of BHP Billiton Canada Inc. and its various affiliates in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential.

The Chairman and Chief Executive Officer of Dominion Diamond Corporation, Robert A. Gannicott, said, “ We are very pleased to be able to bring our northern mining background, and diamond marketing skills, to bear on a project that is well constructed, well operated and well-endowed with resources that represent a promising future for shareholders, employees and northern stakeholders.”

The terms of the purchase are summarized in the Company’s news release dated November 13, 2012. The purchase price was US$500 million plus purchase price adjustments of US$53 million for a total amount paid of US$553 million. The purchase price adjustments include US$13.4 million interest on the purchase since July 1, 2012 and the remaining sum comprises taxes, capital expenditures and other items funded by BHP Billiton since July 1, 2012. On the date of closing Ekati had cash on hand of approximately US$65 million and two sales cycles (10 weeks) of diamond inventory either in the process of being sorted and valued or available for sale. This inventory will be valued against Dominion Diamond’s rough diamond sales assortments immediately following the acquisition. The Company also provided letters of credit to the Government of Canada of approximately Cdn$127 million, in support of reclamation obligations for the Core Zone. The purchase price and the letters of credit were satisfied from or secured by cash on hand.

It is the Company’s intention to issue a detailed Mine Plan for the Ekati Mine on or before the 24th April 2013.

Cautionary Statement on Forward-Looking Information

This news release contains statements that constitute "forward-looking statements" and/or "forward-looking information" within the meaning of Canadian and United States securities laws (the "forward-looking information") relating to the proposed acquisition of the Ekati diamond mine. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of closing of such acquisition. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market from attractive operating mine assets that present low political risk. Our business encompasses 80% of the Ekati Diamond Mine and 40% of the Diavik Diamond Mine, both located in Canada’s Northwest Territories, and rough diamond sorting and sales operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca